UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Today’s Reports in Certain Media

Tokyo, October 3, 2008 — Today, certain media carried reports about a merger between Mitsubishi UFJ Securities, a subsidiary of Mitsubishi UFJ Financial Group, Inc. (MUFG), and the Japanese subsidiary of Morgan Stanley. The specific strategy to be adopted in the recently announced strategic capital alliance between MUFG and Morgan Stanley is presently under consideration. Talks are targeted toward June 30, 2009, and no decision has been made as of this time.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651